UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 26, 2006

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Responds to Results at Extraordinary General Meeting of Shareholders

SEOUL, South Korea – December 26, 2006 – Gravity, Co., Ltd. (Nasdaq: GRVY, the
“Company”), an online game developer and publisher, issued the following statement following its Extraordinary General Meeting of Shareholders(the
“EGM”). At the meeting, the proposal brought forth by two dissident U.S. hedge funds, Ramius Capital Group(“Ramius”) and Moon Capital Management(“Moon”) who
requested the removal of Mr. Il Young Ryu, the Chief Executive Officer, and
Mr. Seung Taik Baik, the Chief Operating Officer, from Gravity’s Board of
Directors was rejected by the shareholders.

“We are optimistic about the prospects for the company. In less than 15 months, the Gravity management team has addressed a number of significant and difficult challenges. The current management team is executing on its clear strategy to create value for its shareholders, by extracting further value from existing content, building on brand strength to develop sequels to its existing games, developing and publishing new titles, and broadening distribution channels, as well as by improving corporate governance and internal control standards. Nevertheless, we are listening to our shareholders and committed to an open and constructive dialogue. We will continue our efforts toward building a more transparent and accountable governing structure as we drive the business forward. With the EGM as a turning point, the management encourages all the shareholders and staff to help the Company make
‘Ragnarok Online2TM’ enjoy success similar to that of ‘Ragnarok OnlineTM’, the flagship title of Gravity, has enjoyed over several years. The Company intends to conduct its closed beta testing in Korea scheduled to begin on December
27th, 2006, In addition, the management urges the 2 hedge funds, Ramius and
Moon, to offer constructive criticism and positive encouragement as responsible shareholders. We will do our best to fulfill the expectations of all the shareholders.”

About GRAVITY Co., Ltd.

Based in South Korea, Gravity is a developer and publisher of online games.
Gravity's principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the
“safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act
of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the
United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form
20-F, together with such other documents and we may submit to or file with the
SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

#  #  #

Contact:
Mr. Tae Sung Hwang
Chief Financial Officer
Gravity Co., Ltd.
Tel: +82 (0)2 2019 6141
Email: thwang@gravity.co.kr

     OR

Brunswick Group:
     Ellen Gonda/Erin Becker at +1 212 333 3810 or Tim Payne at +852 3512 5000
(+852 6104 6266 m)
     Email: gravity@brunswickgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 12/26/2006	By:	/s/ Tae Sung Hwang
	Name:	Tae Sung Hwang
	Title:	Chief Financial Officer